SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The previously announced record date in connection with Fundtech Ltd.’s (“Fundtech”)  special general meeting of shareholders to be held at Fundtech’s offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, on October 25, 2011 at 9:00 a.m. local time, has been changed from September 27, 2011 to October 3, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2011

FUNDTECH LTD.

	By:	/s/ Joseph J. Aulenti
Joseph J. Aulenti
Secretary